

Mail Stop 4628

March 29, 2018

Via E-mail
Robert K. Ortberg
Chairman, President and Chief Executive Officer
Rockwell Collins, Inc.
400 Collins Road NE
Cedar Rapids, IA 52498

> **Re: Rockwell Collins, Inc.**
> **10-K for Fiscal Year Ended September 30, 2017**
> **Filed November 14, 2017**
> **File No. 1-16445**

Dear Mr. Ortberg:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   Your subsidiary B/E Aerospace states in its 10-K filed February 28, 2017, shortly before your acquisition of the company, that Airbus accounted for 13% of its $2.9 billion of consolidated revenues in 2016. In your 10-K you attribute various costs and revenues to the production and sale of aircraft products to Airbus. News reports indicate that Airbus aircraft operate in Sudan and Syria, and a document titled "Orders, Deliveries, Operators - Worldwide" on the Airbus website identifies Sudan Airways and Syrian Air as having ordered, having taken delivery of, and operating Airbus aircraft.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Parker
        Assistant Director
        Division of Corporation Finance

        Robert J. Perna
        Senior Vice President, General Counsel and Secretary
        Rockwell Collins, Inc.